RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6912

MDELANEY@POGOLAW.COM

February 24, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Echo Healthcare Acquisition Corp.

Registration Statement on Form S-1

Amendment Filed February 2, 2006

File No. 333-126650

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are responding to the comments received from your office by letter dated February 22, 2006 (the “February Letter”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

We have restated and responded to each of your comments in the February Letter below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 9 to the Registration Statement, as applicable, which is being filed concurrently and reflects the Company’s responses to your comments.

General

1.

Comment: We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company’s view the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the offering is effective. We may have further comment.

Response: Please see the response to Comment No. 2 below. As noted therein, the Company considers the 20% provision referenced in the staff’s comment, as well as the other provisions set forth in Article Sixth of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), to be an integral part of an investor’s decision to purchase securities in this offering. As a result, the Company will not seek to modify the subject provisions. In response to the staff’s comment, we have added disclosure on pages 8 and 52 of the prospectus to confirm to investors that the Company

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February 24, 2006

will only consummate a business combination in which stockholders exercising their conversion rights, up to 19.99%, will be entitled to receive their pro rata portion of the trust account (net of taxes payable). We also included disclosure to confirm that the Company will not propose a business combination to stockholders that includes a provision that purports to lower the voting threshold for dissenting stockholders to a level below 20%.

2.

Comment: We note disclosure in article sixth in the Amended and Restated Certificate of Incorporation of Echo Healthcare that states “[T]he following provisions (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any “Business Combination,” and may not be amended prior to the consummation of any Business Combination.” Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended and if so on what basis; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Response: As discussed in our supplemental response letter dated February 13, 2006, the Company has determined that in no event will it seek to amend provisions (A) through (E) of Article Sixth of its Charter. While we understand that it may be arguable that the subject provisions could be amended notwithstanding the existence of a prohibition on amendment on the face of the Charter, the Company views these provisions as important obligations to stockholders and believes investors will make an investment relying, at least in part, on the substance and enforceability of these provisions. As a result, the Company’s Board of Directors has determined that it will not seek to amend such provisions prior to the consummation of a Business Combination. To this end, the Company will agree with the underwriters, pursuant to the underwriting agreement (“Underwriting Agreement”), not to seek an amendment to, or modification of, any of the provisions in Article Sixth (A) – (E) of the Charter. To adequately address the issue, the Company proposes to include in the Underwriting Agreement, a revised copy of which has been filed as Exhibit 1.1 to the Registration Statement, a new Section 3.26 as set forth on Appendix A hereto. To further address the issue, the Company has included on page 76 of the prospectus additional disclosure addressing the staff’s concerns and confirming that the Company will not seek to amend any of the aforementioned provisions.

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February 24, 2006

Dilution, page 35

3.

Comment: We noted that you are using $47,980,000 in the dilution computation, which has not been reduced for expenses that will be deferred and placed in the trust account. Please revise your computation to use the net proceeds from the offering after offering expenses ($46,222,500), consistent with your disclosures on page 30 (use of proceeds).

Response: In response to the staff’s comment, we have recalculated the dilution computation using the net proceeds from the offering after deducting offering expenses ($46,222,500) and have revised the dilution table presentation on page 35 of the prospectus accordingly.

Financial Statements

Notes to Financial Statements

Note C – Proposed Offering, F-9

4.

Comment: We note your disclosure surrounding the founding director warrants (warrants). Tell us in detail how you intend to account for the warrants in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the warrants would appear to be material to your financial statements, please disclose the estimated fair value and the significant assumptions used in your estimate. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

Response: Because the founding director warrants will be sold to certain directors and stockholders concurrently with the consummation of the offering for a purchase price of $1.20 per warrant (which equals an aggregate purchase price of $550,000), which the Company believes approximates fair value, we do not believe there are any compensation or other issues, and therefore, there is no specific authoritative literature to cite. Rather, the founding director warrants will be recognized for purposes of the Company’s financial statements as a sale of equity instruments and have no further impact on the financial condition or results of operations of the Company In response to the staff’s comment, we have revised our disclosure on pages 37 and F-9 to indicate that the warrants are being sold to certain of our directors and stockholders in a sale of equity transaction (as opposed to being transferred or otherwise granted).

5.

Comment: Considering our comment above, it appears that the warrants are also subject to a registration rights agreement. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the

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February 24, 2006

appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise.

Response: Although the founding director warrants are subject to a registration rights agreement, a copy of which has been previously filed as Exhibit 10.3 to the Registration Statement, the applicable agreement does not contain any liquidated damages provisions or other penalties whatsoever. As a result, under EITF 00-19 and EITF 05-4 the proceeds and issuance of the warrants do not require reclassification as liabilities. In response to the staff’s comment, we have revised our disclosure on pages 37 and F-9 to indicate that the warrants are subject to a registration rights agreement, but the Company is not subject to any liability for failure to effect a registration thereunder.

Note F – Commitments and Other Matters, F-11

6.

Comment: We note the disclosure here and the discussion on page 80, include the use of the volatility of the Russell 2000 Healthcare Index as an estimate of your volatility factor. Please tell us why you believe the volatility of a diversified index, including companies with market capitalizations from $600 million to $1.8 billion, provides a reasonable volatility estimate for your company. Please advise or revise as necessary.

Response: In response to the staff’s comment, we have modified our estimate of the volatility factor in our Black-Scholes calculation regarding the value of the Unit Purchase Option. In lieu of the Russell 2000 Healthcare Index in its entirely, we have instead calculated a subset of such index comprised of 25 of the smallest companies contained in such index based on their market capitalization. The Company believes the volatility of these companies represents a reasonable estimate of the volatility that the Company could face in the future. As a result of this modification, we have recalculated our valuation of the Unit Purchase Option and revised the disclosure on pages 82 and F-11 of the prospectus to discuss the calculation of our volatility estimate.

7.

Comment: We noted the disclosure on F-8 states the expected life of the warrants are four years. It is unclear how you determined an expected life assumption of five years is appropriate. Please clarify and revise.

Response: In response to the staff’s comments, we have revised the expected life assumption we included in our Black-Scholes calculations regarding the value of the Unit Purchase Option to be four years instead of five years. As a result of this modification, we have recalculated our valuation of the Unit Purchase Option and revised the disclosure on pages 82 and F-11 of the prospectus to disclose the revised expected life assumption.

Securities and Exchange Commission

February 24, 2006

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6912 or Rick Miller at (404) 572-6787. Our fax number is (404) 572-6999.

Very truly yours,

Michael J. Delaney

Enclosures

cc:	Mr. Joel Kanter
Rick Miller, Esq.
Douglas Ellenoff, Esq.

                Jody Samuels, Esq.

Appendix A

Revisions to Underwriting Agreement

“3.26    The Company covenants and agrees, that it will not seek to amend or modify any of the following provisions (A) – (E) of Article Sixth of its amended and restated certificate of incorporation:

“A. Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL. In the event that a majority of the IPO Shares (defined below) cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if 20% or more in interest of the holders of IPO Shares exercise their conversion rights described in paragraph B below.

B. In the event that a Business Combination is approved in accordance with the above paragraph A and is consummated by the Corporation, any stockholder of the Corporation holding shares of Common Stock (“IPO Shares”) issued in the Corporation’s initial public offering (“IPO”) of securities who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his IPO Shares into cash. If so demanded, the Corporation shall convert such shares at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined below), inclusive of any interest thereon, calculated as of two business days prior to the proposed consummation of the Business Combination, by (ii) the total number of IPO Shares. “Trust Fund” shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO are deposited.

C. In the event that the Corporation does not consummate a Business Combination by the later of (i) 18 months after the consummation of the IPO or (ii) 24 months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated within such 18 month period (such later date being referred to as the “Termination Date”), the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation as soon as reasonably practicable. In the event that the Corporation is so dissolved and liquidated, only the holders of IPO Shares (at such time) shall be entitled to receive liquidating distributions and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock of the Corporation.

D. A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Corporation or in the event he demands conversion of his shares in accordance with paragraph B, above. In no other

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circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.

E. The Board of Directors shall be divided into two classes: Class A and Class B. The number of directors in each class shall be as nearly equal as possible. At the first election of directors by the incorporator, the incorporator shall elect a Class B director for a term expiring at the Corporation’s second Annual Meeting of Stockholders. The Class B director may then, at such time as he may determine in his discretion, but in no case later than the first Annual Meeting of Stockholders, elect additional Class A and Class B directors; provided, that until such further election is made by the Class B director, the Class B director shall act for and on behalf of the Corporation as the sole director. The directors in Class A shall be elected for a term expiring at the first Annual Meeting of Stockholders and the directors in Class B shall be elected for a term expiring at the second Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual meeting of stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.”

The Company acknowledges that the purchasers of the Firm Units in this Offering shall be deemed to be third party beneficiaries of this Agreement.

The underwriters specifically acknowledge that they may not waive this Section 3.26 under any circumstances.”